EXHIBIT 12

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	October 2, 2005	October 3, 2004
Earnings:

Income before income taxes	$528,924	$567,057

Add (deduct):

Interest on indebtedness	64,883	49,729
Portion of rents representative of the
interest factor (a)	6,186	7,240
Amortization of debt expense	353	335
Amortization of capitalized interest	2,340	2,685

Earnings as adjusted	$602,686	$627,046

Fixed Charges:

Interest on indebtedness	$64,883	$49,729
Portion of rents representative of the
interest factor (a)	6,186	7,240
Amortization of debt expense	353	335
Capitalized interest	--	2,597

Total fixed charges	$71,422	$59,901

Ratio of earnings to fixed charges	8.44	10.47

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.